UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5) *

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

BICYCLE THERAPEUTICS PLC

(Name of Issuer)

Ordinary Shares, par value £0.01
(Title of Class of Securities)

088786 108

(CUSIP Number)

Victoria A. Whyte

GSK plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 088786 108	13D/A5	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSK plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,529,561
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,529,561
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,529,561(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1)                 1,529,561 shares of Ordinary Shares (as defined herein) are held of record by GSK Equity Investments, Limited, formerly S.R. One, Limited, an indirect, wholly-owned subsidiary of GSK plc.

(2)                 Based upon 34,737,642 of the Issuer’s Ordinary Shares outstanding as of July 17, 2023, upon the closing of the Issuer’s public offering of 4,705,884 American Depositary Shares (“ADSs”) representing Ordinary Shares (provided that the underwriters do not exercise their option to purchase additional ADSs within a period of 30 days following the closing), as reported in the Issuer’s prospectus supplement dated July 12, 2023, to the Prospectus dated May 26, 2023, filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2023 (the “Final Prospectus”), pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended.

Cusip No. 088786 108	13D/A5	Page 3 of 7

Item 1.  Security and Issuer.

This Amendment No. 5 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on June 7, 2019, and amended on February 14, 2020, December 7, 2020, April 16, 2021 and September 16, 2021 (the “Schedule 13D”) with respect to the ordinary shares, nominal value £0.01 per share (the “Ordinary Shares”) of Bicycle Therapeutics plc, a limited liability company incorporated under the laws of England and Wales (the “Issuer”). GSK plc is filing this amendment to disclose its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increase in the outstanding Ordinary Shares of the Issuer. The Issuer’s principal executive offices are located at Blocks A & B, Portway Building, Granta Park, Great Abington, Cambridge, United Kingdom. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Items 5(a), (b) and (c) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

a.	GSK plc beneficially owns 1,529,561 shares of Ordinary Shares, which represents 4.4% of the Ordinary Shares outstanding, based on 34,737,642 of the Issuer’s Ordinary Shares outstanding as of July 17, 2023, upon the closing of the Issuer’s public offering of Ordinary Shares, as reported in the Final Prospectus.

b.	GSK plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 1,529,561 shares of Ordinary Shares described in Item 5(a) above.

c.	The Reporting Person has ceased to be the beneficial owner of more than five percent of the Ordinary Shares on July 17, 2023. Therefore, this is the final amendment to the Statement and an exit filing for the Reporting Person.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2023

GSK plc

By:	/s/ Victoria A. Whyte
Name:	Victoria A. Whyte
Title:	Authorized Signatory

Cusip No. 088786 108	13D/A5	Page 5 of 7

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors
Sir Jonathan Symonds CBE	980 Great West Road Brentford Middlesex TW8 9GS, England	Chair and Company Director	British
Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British
Julie Brown	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director and Chief Financial Officer	British
Elizabeth McKee Anderson	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Charles Bancroft	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Hal Barron	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Anne Beal	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Harry (Hal) Dietz	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

Cusip No. 088786 108	13D/A5	Page 6 of 7

Name	Business Address	Principal Occupation or Employment	Citizenship

Urs Rohner	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	Swiss
Dr. Vishal Sikka	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

Cusip No. 088786 108	13D/A5	Page 7 of 7

GSK Leadership Team
Name	Business Address	Principal Occupation or Employment	Citizenship

Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Executive Officer	British
Julie Brown	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Financial Officer	British
Diana Conrad	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief People Officer	Canadian
James Ford	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP and Group General Counsel, Legal and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP, Global Communications and CEO Office	British
Luke Miels	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Commercial Officer	Australian
Shobana Ramakrishnan	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Digital & Technology Officer	US
David Redfern	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Corporate Development	British
Regis Simard	980 Great West Road Brentord Middlesex TW8 9GS, England	President, Global Supply Chain	French & British
Philip Thomson	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex TW8 9GS, England	CEO, ViiV Healthcare, and President Global Health	British
Tony Wood	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Scientific Officer	British